Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RECORD RESULTS FOR THE FIRST QUARTER 2018

Record revenue of $63.1m, net profit of $11.3m & record EBITDA of $19.2m

AZOUR, Israel – May 23, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2018.

Highlights of the First Quarter of 2018
•	Net subscribers adds in the quarter amounted to 21,000;
•	Record revenue of $63.1 million, up 12.5% year-over-year;
•	Gross margins of 49.9% and operating margins at 24.6%;
•	Record EBITDA of $19.2 million or 30.4% of revenues;
•	Generated $7.5 million in operating cash flow;
•	Dividend of $5 million declared for the quarter;

First Quarter 2018 Results
Revenues for the first quarter of 2018 were $63.1 million, representing an increase of 12.5% from revenues of $56.1 million in the first quarter of 2017. 72% of revenues were from location based service subscription fees and 28% were from product revenues.

Revenues from subscription fees increased by 15% over the same period last year. The growth was driven primarily by the increase in the subscriber base, which expanded from 1,082,000 as of March 31, 2017, to 1,181,000 as of March 31, 2018.

Product revenues increased by 7% compared with the same period last year. Product revenues can be volatile between quarters. The main contribution to growth was the higher product sales in Israel.

Gross profit for the first quarter of 2018 was $31.5 million (49.9% of revenues), an increase of 12% compared with $28.1 million (50.1% of revenues) in the first quarter of 2017.

The gross margin in the quarter on subscription fees improved to 68.4% compared with 66.1% in the same period last year. The gross margin in the quarter on products was 1.2% compared with 11.2% in the same period last year. The lower margin on products during the quarter was due to the product mix.

Operating profit for the first quarter of 2018 was $15.5 million (24.6% of revenues), an increase of 13% compared with an operating profit of $13.8 million (24.6% of revenues) in the first quarter of 2017.

Taxes in the quarter amounted to $4.7 million compared with taxes of $4.6 million in the first quarter of last year.

During the quarter, share in affiliates, net was an income of $687 thousand versus an income of $4 million in the same quarter of last year. It is noted that in the first quarter of 2017, the share in affiliates included a capital gain following an investment round in one of Ituran’s early stage holdings.

EBITDA for the quarter was a record $19.2 million (30.4% of revenues), an increase of 13% compared to an EBITDA of $17.0 million (30.4% of revenues) in the first quarter of 2017.

Net profit was $11.3 million in the first quarter of 2018 (17.9% of revenues) or fully diluted EPS of $0.54, compared with a net profit of $13.0 million (23.2% of revenues) or fully diluted EPS of $0.62 in the first quarter of 2017. The higher net profit in the first quarter of 2017 was due to the above-mentioned capital gain in that period.

Cash flow from operations for the quarter was $7.5 million.

As of March 31, 2018, the Company had net cash, including marketable securities, of $38.2 million or $1.82 per share, compared with $40.4 million or $1.93 per share as of December 31, 2017.

Dividend
For the first quarter of 2018, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our first quarter 2018 results. Our results come on the back of solid business performance across our main regions. Our IRT joint venture continues to gain traction and operations there are expanding. Overall, our results and performance represent a very good start to 2018, which positions us well for continued strong growth and improvement in profitability throughout the coming year.”

Conference Call Information

The Company will also be hosting a conference call later today, May 23, 2018 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0609
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2018

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2018

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2018	2017

Current assets
Cash and cash equivalents	34,734	36,906
Investments in marketable securities	3,460	3,559
Accounts receivable (net of allowance for doubtful accounts)	44,621	41,009
Other current assets	45,109	41,394
Inventories	14,623	14,244
	142,547	137,112
Long-term investments and other assets
Investments in affiliated companies	12,388	14,839
Investments in other companies	1,937	1,382
Other non-current assets	916	939
Deferred income taxes	7,742	8,398
Funds in respect of employee rights upon retirement	9,146	9,627
	32,129	35,185

Property and equipment, net	40,421	39,047

Intangible assets, net	50	38

Goodwill	3,726	3,777

Total assets	218,873	215,159

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CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2018	2017

Current liabilities
Credit from banking institutions	3	48
Accounts payable	22,760	23,264
Deferred revenues	14,561	12,796
Other current liabilities	29,494	29,644
	66,818	65,752

Long-term liabilities
Liability for employee rights upon retirement	13,750	14,062
Provision for contingencies	397	400
Deferred revenues	2,994	1,241
Others non-current	484	475
	17,625	16,178

Stockholders’ equity	126,976	125,790

Non-controlling interests	7,454	7,439

Total equity	134,430	133,229

Total liabilities and equity	218,873	215,159

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CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2018	2017

Revenues:
Location-based services	45,699	39,739
Wireless communications products	17,379	16,315
	63,078	56,054

Cost of revenues:
Location-based services	14,453	13,491
Wireless communications products	17,168	14,482
	31,621	27,973

Gross profit	31,457	28,081
Research and development expenses	1,160	782
Selling and marketing expenses	2,852	2,828
General and administrative expenses	11,878	10,762
Other expenses (income), net	26	(88)
Operating income	15,541	13,797
Financing income, net	276	489
Income before income tax	15,817	14,286
Income tax expenses	(4,657)	(4,576)
Share in gains of affiliated companies ,net	687	4,000
Net income for the period	11,847	13,710
Less: Net income attributable to non-controlling interest	(566)	(723)
Net income attributable to the Company	11,281	12,987

Basic and diluted earnings per share attributable to Company’s stockholders	0.54	0.62

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2018	2017

Cash flows from operating activities
Net income for the period	11,847	13,710
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	3,623	3,228
Gain in respect of trading marketable securities	(196)	(30)
Increase (decrease) in liability for employee rights upon retirement	(128)	296
Share in gains of affiliated companies, net	(687)	(4,000)
Deferred income taxes	1,512	111
Capital losses (gains) on sale of property and equipment, net	52	(30)
Increase in accounts receivable	(4,117)	(3,215)
Increase in other current assets	(4,199)	(4,136)
Increase in inventories	(570)	(865)
Increase (decrease) in accounts payable	382	(1,143)
Increase (decrease) in deferred revenues	(336)	1,085
Increase(decrease) in other current liabilities	353	(1,872)
Net cash provided by operating activities	7,536	3,139
Cash flows from investment activities
Increase (decrease) in funds in respect of employee rights upon retirement, net of withdrawals	358	(119)
Capital expenditures	(6,618)	(2,756)
Investments in (proceedings from) affiliated companies	2,145	(1,158)
Investments in marketable securities	(2,294)	(1,428)
Sale of marketable securities	2,344	1,179
Deposit	(91)	2
Proceeds from sale of property and equipment	203	66
Net cash used in investment activities	(3,953)	(4,214)
Cash flows from financing activities
Short term credit from banking institutions, net	(41)	399
Dividend paid	(5,032)	(4,193)
Dividend paid to non-controlling interest	(425)	(713)
Net cash used in financing activities	(5,498)	(4,507)
Effect of exchange rate changes on cash and cash equivalents	(257)	1,105
Net decrease in cash and cash equivalents	(2,172)	(4,477)
Balance of cash and cash equivalents at beginning of the period	36,906	31,087
Balance of cash and cash equivalents at end of the period	34,734	26,610

Supplementary information on investing activities not involving cash flows:
In February 2018, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in April 2018.

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